                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                            CHAPARRAL RESOURCES, INC.

                                (Name of Issuer)

                          Common Stock, $.10 par value

                         (Title of Class of Securities)

                                   159 420 207

                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 26, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 10 Pages.

-----------------------
CUSIP No. 159 420 207                Amendment No. 3
                                     to 13D
-----------------------
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                              Victory Ventures LLC
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS:
                                                        WC
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                             [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                    Delaware
-------------------------------------------------------------------------------
                               7  SHARED VOTING POWER:
                                                                       0
                              ------------------------------------------------
NUMBER OF                      8  SHARED VOTING POWER:
SHARES                                                                 0
BENEFICIALLY                  ------------------------------------------------
OWNED BY                       9  SOLE DISPOSITIVE POWER:
EACH                                                                   0
REPORTING                     ------------------------------------------------
PERSON WITH                   10  SOLE VOTING POWER:
                                                                       0
                              ------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:
                                 OO
-------------------------------------------------------------------------------

                         Amendment No. 3 to Schedule 13D

        Victory Ventures LLC, a Delaware limited liability company ("Victory"), hereby amends the Statement on Schedule 13D filed by Victory on August 5, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Victory on November 18, 1997 and Amendment No. 2 to Schedule 13D filed by Victory on November 24, 1997 (the "Schedule 13D") with respect to the shares of common stock, $.10 par value per share ("Common Stock"), of Chaparral Resources, Inc., a Colorado corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

        The disclosure set forth in Item 3 of the Schedule 13D is hereby supplemented with the information set forth below:

        On November 24, 1997, Victory exercised its warrant dated as of December 6, 1996 to purchase 125,000 shares of Common Stock at an exercise price of $.25 per share (or $31,250 in the aggregate). On November 24, 1997, Victory also exercised its warrant dated as of April 22, 1997, as amended, to purchase 2,307,693 shares of Common Stock at an exercise price of $.65 per share (or $1,500,000.45 in the aggregate). The exercise price for both warrants was paid in cash from Victory's working capital.

        On November 26, 1997, pursuant to a Stock Purchase Agreement of even date therewith, Victory sold 4,590,338 shares of Common Stock to Allen & Company Incorporated (on behalf of itself and certain of its investors) at a purchase price of $2.00 per share (or $9,180,676 in the aggregate).

Item 5.  Interest in Securities of the Issuer.

        The disclosure set forth in Item 5 of the Schedule 13D is hereby amended as follows:

        (a) (b) On the date hereof, Victory is the beneficial owner of no shares of Common Stock. Accordingly, Victory has the sole power to vote or direct the vote and to dispose or direct the disposition of no shares of Common Stock.

        To the best of Victory's knowledge, except (i) with respect to Walter A. Carozza, who is the holder of options to purchase 25,000 shares of Common Stock, and (ii) as set forth on Schedule B to Amendment No. 2 to the Schedule 13D filed on November 24, 1997, none of the persons named in Schedule A to the Schedule 13D is a beneficial owner of any shares of Common Stock.

        (c) Except for the transactions described in Item 3 above, to the best knowledge of Victory, there were no transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 since the most recent filing on Schedule 13D.

        (d)     Not applicable.

        (e) On November 26, 1997 Victory ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

        On November 26, 1997, pursuant to a Stock Purchase Agreement of even date therewith, Victory sold 4,590,338 shares of Common Stock to Allen & Company Incorporated (on behalf of itself and certain of its investors) at a purchase price of $2.00 per share (or $9,180,676 in the aggregate). Except for the foregoing, to the best knowledge of Victory, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 to Schedule 13D and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

        (a) Stock Purchase Agreement dated November 26, 1997 between Victory Ventures LLC and Allen & Company Incorporated on behalf of itself and certain of its investors.

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1998

                              VICTORY VENTURES LLC


                             By: /s/ Alicia Lindgren
                                 --------------------------------
                                 Alicia Lindgren
                                 Managing Director